

Mail Stop 3030

October 23, 2015

Via E-mail
Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

Re: First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Forms 10-Q for Quarterly Periods Ended March 31, 2015 and June 30, 2015
Filed May 1, 2015 and August 5, 2015
File No. 001-33156

Dear Mr. Widmar:

We have reviewed your filings and response letter dated July 16, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Revenue Recognition, page 98

1.   Please provide us with a specific and comprehensive discussion of the differences in the underlying nature of arrangements for your system sales for which revenue is recognized under ASC 605 and those arrangements for which revenue is recognized under ASC 360. Please help us better understand how land or land rights are included or excluded from these arrangements. In addition, please quantify the amount of revenue recognized for each type of arrangement.

2.   Please tell us if you enter into leasing arrangements for your modules and/or systems. If so, provide us with the general terms of such arrangements as well as the related accounting.

3.   Please describe the underlying services you provide as part of your power output warranty. Tell us if there is any ongoing monitoring associated with this warranty. In addition, please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement.

4.   Please provide us with the following additional information regarding your system level module performance warranties:

   •   We note your disclosures that the system level module performance warranty is offered as an alternative to the power output module warranty. Please tell us if a system is ever covered by both. Tell us what distinguishes the system energy performance warranty from the module performance warranty.

   •   Your response appears to indicate that an energy performance warranty may be provided in lieu of a system availability guarantee. Please help us understand how these are distinguished. Please clarify whether both are only offered as part of your O&M services or whether either (or both) is ever offered as part of a system sale.

   •   Your response appears to indicate that for the availability guarantees, the system owner absorbs all risks associated with plant output or unforeseen availability events. Please tell us if this is true for all sales (modules and systems). If not, please clarify in what instances the owner does not absorb all risks of loss.

   •   Please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement.

5.   For your arrangements that are accounted for under ASC 360, please tell us if there are instances where you have determined you have significant continuing involvement and, if so, tell us what factors led to that conclusion.

6.   Tell us how you considered the guidance in ASC 360-20-40-37 in your analysis with respect to arrangements within the scope of ASC 360-20 where related warranties or performance guarantees do not have contractual maximum exposure caps in place.

7.   We note your disclosure within the *Revenue Recognition* disclosure in Footnote 2 that "[p]rohibited forms of continuing involvement in a real estate sales arrangement may include us retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume." Please tell us how you considered the evaluation prescribed by ASC 360-20 for contractual terms that may be viewed as customary for EPC contractors in arrangements with customers.

8.   We note your disclosure on page 94 regarding asset retirement obligations or AROs. Please clarify if these obligations are recognized on arrangements that are accounted for under ASC 360-20 or limited to arrangements that are accounted for under ASC 605.   If AROs are recorded on arrangements that are within the scope of ASC 360-20, please tell us how you considered the obligations relative to the continuing involvement prohibitions in ASC 360-20.

9.   We note your disclosure on page 123 regarding Solar Module Collection and Recycling Liability.   Please further describe the nature of this voluntary program, including the obligations you assume at the time an arrangement with a customer is consummated. Additionally, please tell us if the collection and recycling obligations apply to arrangements that are within the scope of ASC 360-20, and if so, how you have considered the continuing involvement constraint of ASC 360-20.

Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and June 30, 2015

Item 4. Controls and Procedures, Evaluation of Disclosure Controls and Procedures

10.   It does not appear that your certifying officers have reached a conclusion on whether your disclosure controls and procedures are *effective* as of March 31, 2015 or June 30, 2015. Accordingly, please file amendments to the Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015 to disclose your officers' conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by each report based on the evaluation required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Refer to Item 307 of Regulation S-K.

You may contact Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery